UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06051077

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gremo Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2724 Plante Road
(No. and Street)

North Aurora (City) IL (State) 60542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maurice W. Bict
(Name – *if individual, state last, first, middle name*)

1051 Perimeter Drive, Ste 400 (Address) Schaumburg (City) IL (State) 60173 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD GREMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREMO INVESTMENTS INC, as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Mary S. Carpenter 11/17/06

Notary Public

OFFICIAL SEAL
MARY S CARPENTER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-10-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREMO INVESTMENTS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

Apple Accounting & Financial Services, LLC
Certified Public Accountants

GREMO INVESTMENTS, INC.

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CASH FLOWS	4
STATEMENT OF CHANGES IN OWNERSHIP EQUITY	5
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS	6
NOTES TO THE FINANCIAL STATEMENTS	7
SUPPLEMENTARY INFORMATION	
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	8
INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9

Apple Accounting & Financial Services
Certified Public Accountants
1051 Perimeter Drive, Suite 400
Schaumburg, IL 60173
Telephone: 630-766-9401
Telefax: 630-766-9403
Email: mbirt@appletaxes.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Gremo Investments, Inc.
2724 Plante Road
North Aurora, IL 60542

We have audited the accompanying consolidated statement of financial condition of Gremo Investments, Inc. as of September 30, 2006 and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended that you are filling pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gremo Investments, Inc. at September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Apple Financial Services, LLC
Certified Public Accountants

November 15, 2006

Gremo Investments, Inc.
STATEMENT OF FINANCIAL CONDITION
As of September 30, 2006

	Sep 30, 06
ASSETS	
Current Assets	
Checking/Savings	
Charter One Bank	6972
Cash premium res	6,000
Total Checking/Savings	12,972
Total Current Assets	12,972
TOTAL ASSETS	**12,972**
LIABILITIES & EQUITY	
Equity	
Capital Stock	1,000
Retained Earnings	12,165
Net Income	-193
Total Equity	12,972
TOTAL LIABILITIES & EQUITY	**12,972**

See Notes to the Financial Statements

Gremo Investments, Inc.
STATEMENT OF OPERATIONS
Through September 2006

	Oct 05 - Sep 06
Ordinary Income/Expense	
Income	
Commission income	4,796
Total Income	4,796
Expense	
Commission	1,872
Corperations Annual Report	100
Dues and Subscriptions	890
Licenses and Permits	1,290
Printing and Reproduction	62
Professional Development	75
Professional Fees - Accounting	700
Total Expense	4,989
Net Ordinary Income	-193
Other Income/Expense	
Other Income	
Other Income	0
Total Other Income	0
Net Other Income	0
Net Income	-193

See Notes to the Financial Statements

Gremo Investments, Inc.
STATEMENT OF CASH FLOWS
Through September 2006

	Oct 05 - Sep 06
OPERATING ACTIVITIES	
Net Income	-193
Net cash provided by Operating Activities	-193
FINANCING ACTIVITIES	
Capital Stock	0
Dividends	0
Retained Earnings	0
Net cash provided by Financing Activities	0
Net cash increase/decrease for period	-193
Cash at beginning of period	13,165
Cash at end of period	12,972

See Notes to the Financial Statements

Gremo Investments, Inc.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2006

1.	Total ownership equity as previously reported	13,165
2.	Net income (loss) for the period	(193)
3.	Other additions to capital	-0-
4.	Dividends	-0-
5.	Other deductions from capital	-0-
6.	Balance	12,971

See Notes to the Financial Statements.

Gremo Investments, Inc.
STATEMENT OF THE COMPUTATION
OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF SEPTEMBER 30, 2006

Net Capital

1.	Current assets	12,971.89
2.	Total liabilities	-0-
3.	Deductions from total liabilities	-0-
4.	Net capital	12,971.89

Charges Against Net Capital -0-

Net Capital Computation

14.	Adjusted net capital	12,971.89
15.	Net capital required	(5,000.00)
16.	Excess net capital	7,971.89

 See Notes to the Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Corporation is engaged in business of providing financial consulting services to clients. An analysis is done of each individual investor to determine the financial needs. Any investments made by clients are placed directly with various mutual fund companies. No customer money is handled directly by Gremo Investments, Inc. or any of its representatives.

Basis of Accounting

The Corporation uses the accrual basis of accounting for financial statement reporting purposes, which recognizes income when earned and expenses when incurred.

The Corporation uses the cash basis of accounting for income tax reporting purposes, which recognizes income when cash is received and expenses and assets when cash is paid.

Income Taxes

The Corporation, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Gremo Investments, Inc.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2006

	Sep 30, 06
Total Members Equity	12,972
Deductions and/or Charges	-
Net Capital	12,972
Aggregate Indebtedness	-
Ratio: Aggregate indebtedness to Net Capital	0%
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required to be Maintained	5,000
Net Capital	12,972
Excess Net Capital	7,972

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of September 30, 2006. Therefore, a reconciliation is not provided.

Apple Accounting & Financial Services
Certified Public Accountants
1051 Perimeter Drive, Suite 400
Schaumburg, IL 60173
Telephone: 630-766-9401
Fax: 630-766-9403
Email: mbirt@appletaxes.com

To the Board of Directors
Gremo Investments, Inc.
14156 S Cicero Ave
Crestwood, IL 60445

In planning and performing our audit of the financial statements of Gremo Investments, Inc. (the Company), for the period ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Apple Financial Services, LLC
Certified Public Accountants

November 15, 2006